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                        SECURITIES AND EXCHANGE COMISSION


                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                        UNDER THE SECURITIES ACT OF 1934

                                 BIOMERICA, INC.
                                (Name of Issuer)


                           $.08 Par Value Common Stock
                         (Title of Class of Securities)


                                   09061H 30 7
                                 (CUSIP Number)

       Janet Moore, 1533 Monrovia Avenue, Newport Beach, California 92663
       ------------------------------------------------------------------
   (Name, Address, Telephone Number of Person Authorized to Receive Notice and
   ---------------------------------------------------------------------------
                                 Communications)

                                  May 23, 2000
                                  ------------
             (Date of Event Which Requires Filing of this Statement)
             -------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13g to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box [ ].

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CUSIP No.  09061H307                   13D                     Page 2 of 3 Pages

________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

         Janet Moore Trust
         Dated 8/21/98
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
     Janet Moore              OO
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization

         Janet Moore Trust
         Dated 8/21/98
         Janet Moore TTEE                            United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         508,708
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           0
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           508,708
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    0
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     See Item 9, above.
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)

         Janet Moore Trust
         Dated 8/21/98                      11.1%
         Janet Moore TTEE
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)

         Janet Moore Trust
         Dated 8/21/98
         Janet Moore TTEE                            Trust
________________________________________________________________________________

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Item 1.  Security and Issuer.

         The statement relates to the $.08 par value common stock of Biomerica, Inc. (the "Registrant), a Delaware corporation.


Item 2.  Identity and Background.

         Janet Moore Trust
         Dated 8/21/98
         Janet Moore TTEE
         1533 Monrovia Avenue
         Newport Beach, CA 92663

         The principal occupation of Janet Moore is controller of Biomerica, Inc. ("BMRA").

Item 3.  Source and Amount of Funds or Other Consideration.

         Janet Moore Trust
         Dated 8/21/98
         Janet Moore TTEE                            OO*

*Shares acquired through the transfer of shares by Janet Moore into the Janet Moore Trust Dated 8/21/98.

Item 4.  Purpose of Transaction

         Shares were transferred from Janet Moore to the Janet Moore Trust Dated 8/21/98 for estate planning purposes.

Item 5.  Interest in Securities of the Issuer.

         Janet Moore Trust
         Dated 8/21/98
         Janet Moore TTEE                   11.1%

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. See Item 4, above.

Item 7.  Materials to be Filed as Exhibits.

         None


     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 29, 2000

                                        /s/ Janet Moore, trustee for Janet Moore
                                        ----------------------------------------
                                            Trust dated 8/21/98
                                            -------------------